[Reference Translation]

                                                                   April 2, 2009

To Whom It May Concern:

                                Company Name: TOYOTA MOTOR CORPORATION
                                Name and Title of Representative:
                                         Katsuaki Watanabe, President
                                         (Code Number: 7203
                                         Securities exchanges throughout Japan)
                                Name and Title of Contact Person:
                                         Takuo Sasaki
                                         General Manager, Accounting Division
                                         (Telephone Number: 0565-28-2121)


                        Toyota Comments on Media Reports
                        --------------------------------

Toyota Motor Corporation ("Toyota") commented on certain media reports from today, regarding the possibility that the abolition of taxation on dividends from overseas subsidiaries would favorably impact the FY2009 earnings of certain companies such as Toyota. The matters discussed in these reports do not have a material impact on our forecasts for FY2009.

Presently, our only latest forecasts for FY2009 were announced on February 6, 2009, at the announcement of our FY2009 third quarter financial results.